UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No.________)*

                            STORAGE PROPERTIES, INC.
                                (Name of Issuer)

                                Common Stock
                         (Title of Class of Securities)

                                    861903102
                                 (CUSIP Number)

     c/o Gideon J. King, Loeb Partners Corporation, 61 Broadway, New York, NY 10006 (212)483-7023 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                 April 29, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement |x|. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No 861903102                              Page 2

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Partners Corporation - I.D. #13-3114801

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF    7  SOLE VOTING POWER
SHARES             23,875 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           10,950 Shares
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          23,875 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               10,950 Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         34,825 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.03%

14 TYPE OF REPORTING PERSON*
       CO  BD IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP No 861903102                              Page 3

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Arbitrage Fund - I.D. #13-3269989

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

NUMBER OF    7  SOLE VOTING POWER
SHARES             141,275 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           ---
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          141,275 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               ---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         141,275 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.2%

14 TYPE OF REPORTING PERSON*
       PN  BD

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1. SECURITY AND ISSUER

     This statement refers to the Common Stock ("Common Stock") of Storage Properties, Inc., 600 North Brand Boulevard, Glendale, CA, 91203. B.W. Hughes is the Chairman.


 ITEM 2. IDENTITY AND BACKGROUND.

          Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, N.Y., 10006, is a New York limited partnership. It is a registered broker-dealer. Its general partner is Loeb Arbitrage Management, Inc. ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President.

          Loeb Partners Corporation ("LPC"), 61 Broadway, New York, N.Y., 10006, is a Delaware corporation. It is a registered broker-dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. John L. Loeb and Henry A. Loeb are Vice Chairmen and directors of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC. John L. Loeb and Henry A. Loeb are uncles of Thomas L. Kempner.

          Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, N.Y., 10006, is the sole stockholder of Loeb Arbitrage Management, Inc., and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. John L. Loeb, Henry A. Loeb and Irwin D. Rowe are also directors of LHC, as are Robert Krones, Andrew
J. McLaughlin, Jr. and Edward E. Matthews. Mr. Matthews' address is 70 Pine Street, New York, N.Y., 10270. The business address of the other individuals is 61 Broadway, New York, N.Y., 10006.

          All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Shares of Common Stock were acquired by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.

ITEM 4.  PURPOSE OF TRANSACTION

     LAF and LPC have acquired shares of Common Stock for investment purposes. LAF and LPC reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) The persons reporting hereby own the following shares of Common Stock as of April 29, 1996:
                                       Shares of
                                      COMMON STOCK

Loeb Arbitrage Fund                    141,275
Loeb Partners Corporation               34,825
      Total                            176,100

     -----------

     *Including 6,875 and 4,075 shares, respectively, held for the accounts of two customers of Loeb Partners Corporation, as to which it has investment discretion.

                  (b)  See paragraph (a) above.

                  (c) The following purchases of Common Stock have been made since March 4, 1996 by the persons named below:

                                  PURCHASES OF COMMON STOCK
HOLDER                              DATE             SHARES     AVERAGE PRICE

Loeb Arbitrage Fund                 3/04/96        54,528       $ 6.93
                                    3/05/96           475         6.90
                                    3/06/96           936         6.91
                                    3/07/96         7,344         6.91
                                    3/08/96         7,440         6.91
                                    3/11/96         4,656         6.91
                                    3/12/96         6,528         6.91
                                    3/14/96         5,200         6.91
                                    4/04/96         9,312         6.97
                                    4/16/96         1,416         7.03
                                    4/17/96         7,440         7.09
                                    4/18/96        12,864         7.09
                                    4/19/96         7,704         7.09
                                    4/29/96        15,432         7.09


HOLDER                              DATE          SHARES       AVERAGE PRICE

Loeb Partners Corporation*          3/04/96       3,472         $ 6.93
                                    3/05/96          25           6.90
                                    3/06/96          64           6.91
                                    3/07/96         556           6.91
                                    3/08/96         560           6.91
                                    3/11/96         344           6.91
                                    3/12/96         472           6.91
                                    3/14/96         300           6.91
                                    3/15/96       6,000           6.90
                                    3/19/96       9,000           6.90
                                    3/20/96         500           6.90
                                    3/27/96       5,000           6.96
                                    3/29/96       5,000           6.96
                                    4/04/96         688           6.97
                                    4/16/96          84           7.03
                                    4/17/96         460           7.09
                                    4/18/96         836           7.09
                                    4/19/96         496           7.09
                                    4/29/96         968           7.09
- ----------
*Including transactions for the accounts of two customers of Loeb Partners
  Corporation as to which it has investment discretion.

                  All the reported transactions were effected on the American Stock Exchange.

                  (d) and (e). Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  None.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true and correct.



May 7, 1996                                    Loeb Arbitrage Fund
                                            By:Loeb Arbitrage Management, Inc.


                                           By: /s/ Arthur E. Lee
                                                   Arthur E. Lee, President

May 7, 1996                                   Loeb Partners Corporation
                                          By:  /s/ Arthur E. Lee
                                                   Arthur E. Lee
                                              Executive Vice President